EXHIBIT 99.1

0BQUARTERLY REPORT
26Bfor the period ended 31 December 2009

HIGHLIGHTS

FINANCIAL

-	A$10.946 million raised by a successful rights issue, with the majority of the cash received during the current quarter.
-	Capital raising has allowed Samson’s debt facility to be returned to compliance; the outstanding debt is US$12,586,248(A$14,092,764).
-	Revenue from gas sales increased 31%, from the prior quarter to A$773,690 whilst oil remained consistent with the prior quarter at A$413,908
-	Cash receipts from sales of A$1.3 million for the quarter, an 80% increase from the prior quarter
OPERATIONAL

-	Drilling commenced on the Gene 1-22H in January 2010, an offset well to the Leonard 1-23H well in Williams Co., North Dakota.
-	Leasing of the Ripsaw prospect in Grimes County, Texas has been concluded.
-	Leasing continues to proceed on two additional prospects in Texas.
-
Geological and regulatory work has commenced on London Flats #1-29H Niobrara re-entry project.  Samson’s 50% partner in the project has approved a farmout plan in regard to moving forward with the project.

-	Ground work commenced to bring the Harrod #4-2 well and the Pierce Unit back on line in Campbell County, Wyoming.

DRILLING PROGRAMME 2010

North Dakota – Williston Basin
Samson 31% Working Interest
The Gene 1-22H well, a 17060 feet measured depth Bakken test, commenced drilling late January 2010.  This well offsets the successful Leonard 1-23H well, currently producing at 150 bopd. A second Bakken well in the North Stockyard Project area may be drilled in late March-early April 2010.

Wyoming – Greater Green River Basin (Jonah Field)
Samson 21% Working Interest in 240 acres at Jonah
A reservoir study has indicated that there is potential for additional perforating and fracing in 3 existing Jonah wells. This work, whilst yet to be approved by the joint venture, should result in additional gas from these wells.

Northern D-J Basin (Goshen County)
Samson 50% Working Interest in ~54,000 acres
A recompletion/re-entry into the London Flats 1-29H well in Goshen County will test the oil production potential of the Niobrara Formation in the northern D-J Basin.

SAMSON OIL & GAS LIMITED
December 2009 Quarterly Report

Texas – Onshore Gulf Coast Basin
Samson 100% Working Interest
Samson has continued to develop a suite of high quality prospects from non-propriety 2D and 3D data sets following the success in the Davis Bintliff #1 well. Ripsaw, the first of these prospects, is due to be drilled mid-late February and significant progress is being made in leasing further prospects in this region, which are expected to be drilled mid to late 2010, including the Peregrine and Diamondback prospects.

PROJECTS

TEXAS – ONSHORE GULF COAST BASIN
Sabretooth Project
Samson 12.5% Working Interest
The Davis Bintliff #1 well’s production increased slightly throughout the quarter to 3.8 Mmcfg/d and 45 bopd in December, as a result of the increase in commodity prices.

3BNORTH DAKOTA –WILLISTON BASIN
North Stockyard Project
Samson various Working Interests
Samson has two producing wells in this project:

1.	The Harstad #1-15H well (WI 34.5%),averaged 50 bopd and 95 Mcfg/d for the quarter from the Bluell Formation;

2.
The Leonard #1-23H well, a 10% working interest (37.5% after non-consent penalty),  averaged 204 bopd and 300 Mmcfg/d for the quarter post the frac job, which is detailed  below. This well was drilled as a horizontal lateral into the highly productive middle member of the Bakken Formation in Williams County, North Dakota.  It has been on production since early January 2008, and was producing 70 bopd and 100 Mcfgd prior to a secondary fracture stimulation undertaken in late October. As the increased rates above suggest, this re-fracturing operation has been successful. Samson has five additional sections for development in the Bakken (with an average working interest of 30%).

SAMSON OIL & GAS LIMITED
December 2009 Quarterly Report

NEW MEXICO - WESTERN PERMIAN BASIN

State GC Oil and Gas Field
Samson 27% Working Interest
The State GC oil and gas field is located in Lea County, New Mexico, and includes two producing wells which produced during the quarter at a gross 59 bopd and 77 Mcfg/d. This rate is expected to be increased in the near term when a pump is installed on the State GC#1 well and more perforations are added to the Bone Spring Formation in the State GC#2 well. The installation of the GC#1 pump has been delayed following ongoing discussions with the landowner.

6BWYOMING- GREATER GREEN RIVER BASIN

The Greater Green River Basin in Wyoming hosts a number of world class gas fields and has grown in importance as a major gas producing region within continental USA. Samson holds a significant tenure position in the Basin both in terms of conventional low permeability gas reservoirs and an emerging shale gas play located within the Upper Cretaceous Baxter Shale. The low gas prices that have been experienced in this region have generally meant that development activity has been curtailed, until such time as gas prices return to more reasonable levels.

BRock Springs West Project
Samson currently holds 13,432 acres in an area west of the town of Rock Springs. Within this acreage holding there are several discreet sub-projects: the most active currently is in the Rubicon and the Greens Canyon areas.

BRubicon
1Samson 25% Working Interest
In the Rubicon area Samson holds 6,400 acres with Devon Energy. The Rubicon 3-D seismic data, which was acquired by Samson by a free carry in exchange for half of Samson’s equity in the leases, was delivered to Samson at the end of September.  Interpretation of the data has been completed and a few prospects have being identified.

Samson’s leases are located on the western flank of the Vermillion Basin in Sweetwater County, Wyoming. This area contains a 3,500 foot section of Upper Cretaceous Baxter Shale which was drilled in the 1970’s and recovered a significant flow of gas from an un-stimulated Baxter Shale.

As previously reported Devon has drilled a 16,000 foot vertical test at their sole cost in a section immediately adjacent to the Samson leases. Whilst Samson has no direct knowledge of Devon’s intentions, it is understood this well will be subsequently drilled as a horizontal well to investigate the productive capacity of the Baxter Shale.

Lookout Wash Field
Samson 18.2% Working Interest
The Lookout Wash Field is currently producing from 20 wells and is located in the Washakie Basin, which is also part of the Greater Green River Basin. This field produces principally from a stratigraphic trap of the Cretaceous Almond Bar sandstone. Recent geologic mapping has suggested that this unit can be developed further as a thick porous reservoir extending to the north of the existing well development. Eight new probable well locations have been determined as a result of this new mapping.

Production during the quarter was at a gross 4.7 Mmcfg/d.

9BJonah Field
Samson 21% Working Interest in 240 acres
The Jonah Field is located in the northern part of the Green River Basin and is one of the largest discoveries in recent decades in continental USA and has produced in excess of 1.0 trillion cubic feet of gas since production commenced in 1992. Development of this field has resulted from the application of advanced fracture stimulation techniques. The field has undergone several iterations of development with some sections of the field currently being developed on a 10 acre well spacing. The current well spacing is around 20 acres.

SAMSON OIL & GAS LIMITED
December 2009 Quarterly Report

The field produces from a series of stacked reservoirs within the Cretaceous Mesaverde and Lance Formations. The field is trapped between two faults forming a wedge shaped field.

Production from the field during the quarter has been in line with expectation at a gross 2.8 Mmcfg/d.

Samson has completed interpreting the Jonah 3D seismic data over its lease along with log analysis work and gas in place studies. The data shows there are three wells with potential for adding perforations and fracs. Drilling has not been excluded, however at this time it is not the preferred option. A new rental compressor is being installed by the operator which will reduce operating costs.

10BWYOMING DENVER-JULESBURG (D-J) BASIN

Samson holds a significant land position (45,396 net acres/53,956 gross acres) in the Denver-Julesburg Basin (DJ Basin) and drilled the London Flats well in 2006. This well was originally drilled horizontally into the Upper Cretaceous Niobrara Formation, and the testing of this zone was inconclusive and temporarily abandoned to test an up-hole show in the Sharon Springs Formation.  The Sharon Springs tested at sub-economic rates of 12 bopd from a set of natural fractures and the well was shut in. A recent reinvestigation into this well, along with new wellbore completion technology, shows that the original Niobrara Formation target, if fracture stimulated, may have the potential to produce at significant oil rates.

One of the industry leaders in the development of the Bakken Shale in the Williston Basin, North Dakota has taken a land position in the region and has “staked” a well location 2 townships south of Samson’s leases to investigate the Niobrara Formation.  This same company recently drilled a Niobrara well on the Wyoming-Colorado border and reported an IP rate of 1,700 bopd.

Samson is currently marketing a portion of its interest in this project to help pay for the drilling of two wells to test the prospect.

PRODUCTION

December Quarterly Production and Estimated Revenue compared to the previous quarter:

	GAS Mcf	GAS A$	OIL Bbls	OIL A$	TOTAL A$
September 2009 Quarter*	173,055	590,603	5,991	431,687	1,022,290
December 2009 Quarter	173,659	773,690	4,898	413,908	1,187,599

In some cases revenue is yet to be received and is therefore an estimate
*Average Exchange Rate for Sept Qtr A$: US$ 0.83
** Average Exchange Rate for Dec Qtr A$: US$ 0.91

Average commodity prices:

	GAS US$/Mcf	OIL US$/Bbl
September 2009 Quarter	$2.83	$59.98
December 2009 Quarter	$4.05	$76.90

SAMSON OIL & GAS LIMITED
December 2009 Quarterly Report

FINANCIAL

Capital Raising
During the quarter the company completed a renounceable rights issue, announced in the prior quarter, which successfully raised A$10.946 million.  Funds have been used to retire approximately A$4.8 million in debt under the Macquarie Bank Limited loan facility and provide working capital.  A$0.40 million was used to close out the company’s present hedge program. The balance raised will be used to pay the costs associated with the raising and for near term exploration projects.

Hedges

Previous hedging profile

The following hedges were closed in November 2009 at a cash cost of $442,270.

Oil – Ratio Collar priced at West Texas Intermediate

Date	Call/Put	Volume - barrels	Price per Barrel – US$
April 2009 – December 2009	Put	10,951	$46.00
April 2009 – December 2009	Call	6,352	$55.00

January 2010 – December 2010	Put	13,256	$53.00
January 2010- December 2010	Call	9,147	$62.00

Natural Gas – Fixed Forward Swap priced at CIG

Date	Volume - MMbtu	Price per MMbtu – US$
November 2009 – December 2010	269,548	$3.79 (average)

Natural Gas – Fixed Forward Swap priced at Henry Hub

Date	Volume - MMbtu	Price per MMbtu – US$
April 2009 – December 2009	52,399	$4.06
Jan 2010 – December 2010	59,396	$5.62

Current hedging profile

The following new hedges were put in place.  The company believes that the new hedges entered into will provide more benefit to the Company by allowing them to participate in a portion of the upside potential associated with rising commodity prices.

SAMSON OIL & GAS LIMITED
December 2009 Quarterly Report

Oil – Ratio Collar priced at West Texas Intermediate

Date	Call/Put	Volume – barrels	Price – $ per Barrel
Dec 2009 – Dec 2011	Put	21,431	60.00
Dec 2009 – Dec 2011	Call	21,431	102.90

As at December 31st WTI was quoted at US$ 79.39 and therefore this price was within the “collar”.

Natural Gas – Ratio Collar priced at Henry Hub

Date	Call/Put	Volume – mmbtu	Price – $ per MCF
Dec 2009 – Dec 2011	Put	125,149	4.75
Dec 2009 – Dec 2011	Call	125,149	6.15

As at December 31st Henry Hub was quoted at US$ 5.835 and therefore this price was within the “collar”.

Natural Gas – Ratio Collar priced at Colorado Interstate Gas

Date	Call/Put	Volume – mmbtu	Price – $ per MCF
Dec 2009 – Dec 2011	Put	440,884	4.25
Dec 2009 – Dec 2011	Call	440,884	5.80

As at December 31st CIG was quoted at US$5.535 per mmbtu and was therefore within the “collar”.

Loan Facility
During September and October, the Company completed a successful rights offering, raising A$ 10.946 million.  Approximately A$4.8 million was used to repay a portion of the loan facility outstanding with Macquarie Bank Limited.  This rights offering and debt repayment have put the Company back in compliance with the loan facility.

Date	US$ Balance	Spot Rate (A$:US$)	A$ Equivalent
30 September 2009	17,060,000	0.8729	19,544,048
31 December 2009	12,586,248	0.8931	14,092,764

The Company’s cash and current investments at 31 December 2009 were as follows:

		A$ (‘000’s)
Cash at bank and on deposit	:	4,764
Current investments - Shares in a listed company valued at market	:	42
Total		4,806

SAMSON OIL & GAS LIMITED
December 2009 Quarterly Report

For and on behalf of the Board of
SAMSON OIL & GAS LIMITED

TERRY BARR
Managing Director

28 January 2010

For further information please contact
Denis Rakich, Company Secretary, on 08 9220 9882

Information contained in this report relating to hydrocarbon reserves was compiled by the Managing Director of Samson Oil & Gas Ltd., T M Barr a Geologist who holds an Associateship in Applied Geology and is a fellow of the Australian Institute of Mining and Metallurgy who has 30 years relevant experience in the oil & gas industry.

SAMSON OIL & GAS LIMITED
December 2009 Quarterly Report

Appendix 5B
13BMining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.
Name of entity
Samson Oil & Gas Limited
ABN	Quarter ended (“current quarter”)
25 009 069 005	31 December 2009

16BConsolidated statement of cash flows
Cash flows related to operating activities		Current quarter A$ $’000	Year to date (six months) A$ $’000
1.1	Receipts from product sales and related debtors	1,376	2,141
1.2	Payments for: (a) exploration and evaluation	(511)	(630)
	(b) development	(51)	(62)
	(c) production	(491)	(706)
	(d) administration	(821)	(1,745)
1.3	Dividends received	—	—
1.4	Interest and other items of a similar nature received	6	6
1.5	Interest and other costs of finance paid	(383)	(859)
1.6	Income taxes paid	—	—
1.7	Other (provide details if material)	(83)	(121)
	Cash received from fixed forward gas swap	(454)	39
	Net Operating Cash Flows	(1,412)	(1,937)
	Cash flows related to investing activities	—
		—
		—
1.8	Payment for purchases of: (a) prospects	—	—
	(b) equity investments	—	—
	(c) other fixed assets	(2)	(2)
1.9	Proceeds from sale of: (a) prospects		—
	(b) equity investments	—	75
	(c) other fixed assets	75	—
1.10	Loans to other entities	—	—
1.11	Loans repaid by other entities	—	—
1.12	Other (provide details if material)	—	—
	Net investing cash flows	73	73
1.13	Total operating and investing cash flows (carried forward)	(1,339)	(1,864)
1.13	Total operating and investing cash flows (brought forward)	(1,339)	(1,864)
	Cash flows related to financing activities
1.14	Proceeds from issues of shares, options, etc.	10,651	11,042
1.15	Proceeds from sale of forfeited shares	—	—
1.16	Proceeds from borrowings	—	—
1.17	Repayment of borrowings	(4,799)	(4,799)
1.18	Dividends paid	—	—
1.19	Other (costs associated with issue of shares)	(1,161)	(1,161)
	Net financing cash flows	4,691	5,082
	Net increase (decrease) in cash held	3,352	3,218
1.20	Cash at beginning of quarter/year to date	1,626	1,891
1.21	Exchange rate adjustments to item 1.20	(214)	(345)
1.22	Cash at end of quarter	4,764	4,764

SAMSON OIL & GAS LIMITED
December 2009 Quarterly Report

BPayments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities
		Current quarter A$ $'000
1.23	Aggregate amount of payments to the parties included in item 1.2	40
1.24	Aggregate amount of loans to the parties included in item 1.10	—
1.25	Explanation necessary for an understanding of the transactions
	Monies paid to Directors for salary and fees.

19BNon-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows
Rights offering announced in September 2009 was not finalised until October 2009.
2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

20BFinancing facilities available
Add notes as necessary for an understanding of the position.
		Amount available A$ $’000	Amount used A$ $’000
3.1	Loan facilities	14,096	14,096
3.2	Credit standby arrangements	—	—
	Loan from Macquarie Bank Limited denominated in US$

21BEstimated cash outflows for next quarter
		$	A $’000
4.1	Exploration and evaluation		4,000
4.2	Development		—
	Total		4,000

14BReconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter A$ $’000	Previous quarter A$ $’000
5.1	Cash on hand and at bank	4,764	1,626
5.2	Deposits at call	—	—
5.3	Bank overdraft	—	—
5.4	Other (provide details)	—	—
	Total: cash at end of quarter (item 1.22)	4,764	1,626

SAMSON OIL & GAS LIMITED
December 2009 Quarterly Report

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed
6.2	Interests in mining tenements acquired or increased

23BIssued and quoted securities at end of current quarter
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)		Amount paid up per security (see note 3) (cents)
7.1	Preference +securities (description)
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions
7.3	+Ordinary securities	1,169,555,338	1,169,555,338
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	929,161,122	929,161,122
7.5	+Convertible debt securities (description)
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted
7.7	Options (description and conversion factor)			Exercise price		Expiry date
		10,216,688	—	25	c	31.12.2009
		6,500,000	—	45	c	31.05.2011
		5,379,077	—	30	c	10.10.2012
		1,200,000	—	25	c	11.05.2013
		344,431,141	—	1.5	c	30.11.2013
			—
			—
			—
7.8	Issued/vested during quarter	344,431,141	344,431,141	1.5	c	30.11.2013
7.9	Exercised during quarter	—	—	—		—
7.10	Expired during quarter	3,000,000	—	45	c	31.10.2009
		2,000,000	—	30	c	10.10.2012
7.11	Debentures (totals only)
7.12	Unsecured notes (totals only)

SAMSON OIL & GAS LIMITED
December 2009 Quarterly Report

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2           This statement does give a true and fair view of the matters disclosed.

Sign here:    ............................................................    Date: 28 January 2010
Company Secretary

Print name:    Denis Rakich

Notes

1
The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2
The “Nature of interest” (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3	Issued and quoted securities. The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4	The definitions in, and provisions of, AASB 1022: Accounting for Extractive Industries and AASB 1026: Statement of Cash Flows apply to this report.

5
Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.